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                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D. C.  20549



                                 FORM 11-K

                               ANNUAL REPORT
                       PURSUANT TO SECTION 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)
  [ X ] Annual Report Pursuant to Section 15(d) of the Securities
        Exchange Act of 1934

For the fiscal year ended December 31, 1998


                                OR

  [    ] Transition Report Pursuant to Section 15(d) of the Securities
Exchange Act of 1934

For the transition period from               to

Commission File Number: 1-13515






     Full title of the plan and name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION



                                 and


                      FOREST OIL CORPORATION
                           1600 Broadway
                             Suite 2200
                      Denver, Colorado 80202

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
Exhibits.

23. Consent of Independent Auditors to incorporation by reference in Form S-8.

                             SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Retirement Savings Plan of Forest Oil Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                        RETIREMENT SAVINGS PLAN OF
                                        FOREST OIL CORPORATION



Dated: June 28, 1999                    By: /s/ Joan C. Sonnen
                                           Joan C. Sonnen, Member of
                                           the Administrative Committee
                                           of the Retirement Savings
                                           Plan of Forest Oil Corporation

                RETIREMENT SAVINGS PLAN OF
                  FOREST OIL CORPORATION

      FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                DECEMBER 31, 1998 AND 1997


      (WITH INDEPENDENT AUDITORS' REPORT THEREON)

    RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION


                      TABLE OF CONTENTS

---------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT . . . . . . . . . . . . . . . . . . . . . . 1

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS -
  December 31, 1998 and 1997 . . . . . . . . . . . . . . . . . . . . . . 2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS -
  Years Ended December 31, 1998 and 1997 . . . . . . . . . . . . . . . . 3

NOTES TO FINANCIAL STATEMENTS - December 31, 1998 and 1997 . . . . . . . 4


SUPPLEMENTAL SCHEDULES

  1       ASSETS HELD FOR INVESTMENT PURPOSES (FORM 5500, ITEM 27A) -
            December 31, 1998 . . . . . . . . . . . . . . . . . . . . . 13

  2       SCHEDULE OF REPORTABLE TRANSACTIONS (FORM 5500, ITEM 27D) -
            Year Ended December 31, 1998. . . . . . . . . . . . . . . . 14

               INDEPENDENT AUDITORS' REPORT

THE PARTICIPANTS AND ADMINISTRATIVE COMMITTEE
RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION:

We have audited the accompanying statements of net assets available for plan benefits of the Retirement Savings Plan of Forest Oil Corporation as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Retirement Savings Plan of Forest Oil Corporation as of December 31, 1998 and 1997, and the changes in net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in Note 4 is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                 KPMG LLP

Denver, Colorado
June 8, 1999

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------

                                             1998           1997
                                             ----           ----
ASSETS:
  Investments, at fair value:
   Forest Oil Corporation Common Stock   $ 1,141,286     2,076,156
   Morley GIC Fund                         1,288,589     1,397,976
   Janus Fund                              4,806,477     3,302,042
   Harbor International Fund               3,607,178     3,142,775
   Dodge & Cox Balanced Fund               2,066,650     1,696,533
   Heartland Value Fund                    2,000,605     2,007,257
   Pimco Total Return Fund                   161,878       143,264
   Chesapeake Institutional Fund             867,490       565,095

                                         -----------   -----------
                                          15,940,153    14,331,098

  Other investments:
   Loans to participants                     236,804       308,808
   Cash and short-term investments            13,399        21,334
                                         -----------   -----------

      Total investments                   16,190,356    14,661,240

  Investment income receivable                    33            66

                                         -----------   -----------
      Total assets                        16,190,389    14,661,306

LIABILITIES:
  Forfeitures available to the Company to reduce
     future contributions                     22,221        13,758
  Stock purchase payables                      9,165         8,589

                                         -----------   -----------
      Total liabilities                       31,386        22,347
                                         -----------   -----------

      Net assets available for plan benefits,
       including distributions payable to
       participants of $240,220 in 1998 and
       $251,592 in 1997                  $16,159,003    14,638,959
                                         -----------   -----------
                                         -----------   -----------

              See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------

                                             1998           1997
                                             ----           ----
Additions:
  Contributions:
   Company                               $   551,304      452,556
   Participants                            1,024,755      757,181
  Dividend and interest income               647,099    1,169,594
                                         -----------   -----------

                                           2,223,158    2,379,331

  Net appreciation in fair value of
   investments, including realized and
   unrealized gains and losses                79,244      375,672
                                         -----------   -----------

      Total additions                      2,302,402     2,755,003

Deductions:
  Distributions to participants              773,893     1,383,655
  Change in value of forfeited
    contributions                              8,465       (27,072)
                                         -----------   -----------

      Total deductions                       782,358     1,356,583
                                         -----------   -----------

      Increase in net assets available for
       plan benefits                       1,520,044     1,398,420

Net assets available for plan benefits
 at beginning of year                     14,638,959    13,240,539
                                         -----------   -----------

Net assets available for plan benefits
 at end of year                          $16,159,003    14,638,959
                                         -----------   -----------
                                         -----------   -----------


           See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------

(1)    DESCRIPTION OF THE PLAN

   The Retirement Savings Plan of Forest Oil Corporation (the
   Plan) is a profit sharing, defined contribution plan which includes a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. The Plan is available to any employee of Forest Oil Corporation and its affiliates (the Company) that have adopted the Plan.

   Investment options available to participants during the years ended December 31, 1998 and 1997 are as follows:

   Forest Oil Corporation Common Stock   Common stock of Forest
                                           Oil  Corporation
   Morley GIC Fund                       Collective trust consisting of
                                           guaranteed insurance contracts
   Janus Fund                            Mutual fund consisting primarily
                                           of common stock and similar equity
                                           securities
   Harbor International Fund             Mutual fund consisting of non-
                                           U.S. equity securities
   Dodge & Cox Balanced Fund             Mutual fund consisting primarily
                                           of common stock and bonds
   Heartland Value Fund                  Mutual fund consisting primarily
                                           of equity securities with market
                                           capitalizations of less than
                                           $300,000,000
   Pimco Total Return Fund               Mutual fund consisting of fixed
                                           income securities with a portfolio
                                           duration of three to six years
   Chesapeake Institutional Fund         Mutual fund consisting primarily
                                           of common and preferred stocks and
                                           convertible securities of medium
                                           and large capitalization companies
                                           (new investment option effective
                                           October 1, 1997)

    Employees enrolled in the Plan may elect to defer from 1% to 15% of their compensation, subject to defined limits, on a pre-tax basis as a contribution to the Plan (Deferred Compensation Contribution). Each month, the Company contributes an amount equal to the Deferred Compensation Contributions made by or on behalf of each participant limited to 5% of the participant's compensation (Company Matching Contribution). At the sole discretion of the Executive Committee of the Forest Oil Corporation Board of Directors, the Company Matching

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------
(1) DESCRIPTION OF THE PLAN (CONTINUED)

    Contribution may be made in cash, in shares of Forest Oil
    Corporation Common Stock, or in any combination of cash and shares of Forest Oil Corporation Common Stock.

    Prior to January 1, 1996, pursuant to the Forest Oil Corporation Annual Incentive Plan (the Incentive Plan), the Company could contribute, for each Plan Year, a Company Profit-Sharing Contribution determined at the sole discretion of the Executive Committee of the Company's Board of Directors. The Company Profit-Sharing Contribution, if any, was in addition to the Company Matching Contribution and was allocated among certain qualifying participants based on compensation. The Incentive Plan was suspended effective January 1, 1996.

    Company matching and profit-sharing contributions made for a participant's account are vested under certain conditions, including a graduated schedule whereby full vesting occurs upon the completion of five years of service. Nonvested Company matching and profit-sharing contributions are subject to forfeiture under certain conditions and forfeited balances are available to reduce succeeding Company matching contributions to the Plan. There were no forfeitures used to reduce Company matching contributions in 1998 ($40,811 were used in 1997).

    Participants are fully vested in their own contributions at all times.

    Expenses associated with the administration and investment activities of the Plan are paid by the Company.

    The Company maintains the right to terminate or amend the Plan at any time. In the event of a termination or partial termination of the Plan, or complete discontinuance of Company matching contributions to the Plan, the balances of the affected members under the Plan as of the date of the termination or discontinuance shall become fully vested and nonforfeitable. The total amount in each participant's accounts shall be distributed as the Administrative Committee shall direct, to the participant or for the participant's benefit, or shall continue to be held in trust for the participant's benefit.

    The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies of the Summary Plan Description are available from the Administrative Committee of the Plan.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------
(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF PRESENTATION


   The accompanying financial statements have been prepared on the accrual basis of accounting.

   In the course of preparing the financial statements of the Plan, management makes various assumptions and estimates to determine the reported amounts of assets, liabilities and changes in net assets available for plan benefits, and in the disclosures of commitments and contingencies. Changes in these assumptions and estimates will occur as a result of the passage of time and the occurrence of future events and, accordingly, actual results could differ significantly from amounts estimated.

   VALUATION OF INVESTMENTS

   For financial reporting purposes, investments are recorded at fair value based on quoted market prices or, in the case of the Morley GIC Fund, based on the contract values of the underlying guaranteed investment contracts. Purchases and sales of securities are recorded on the trade date. Gains or losses on sales of investments are based on the difference between sales proceeds and the cost of the investment determined on an average unit cost basis.

   Investments in the Morley GIC Fund are based on contract value because the contracts are fully benefit-responsive. As such, participants may direct the withdrawal or transfer of all or a portion of their investments at contract value. The fair value of the investments in the Morley GIC Fund is estimated to be approximately equal to the contract value at December 31, 1998 and 1997. The average yield and crediting interest rates were approximately 6.0% for 1998 and 1997.

   Investments in the Morley GIC Fund, the Janus Fund, the Harbor International Fund, the Dodge & Cox Balanced Fund, the Heartland Value Fund, the Pimco Total Return Fund and the Chesapeake Institutional Fund are represented by units. The average unit value for each fund is computed by dividing the number of units outstanding into the total value of the fund. The total value of each fund at any given time consists of the market value of the investments held in the fund, including any income retained on such investments.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------

   LOANS TO PARTICIPANTS

   Pursuant to the terms of the Plan, loans may be made to the extent of 50% of a participant's vested interest in all accounts except the Company Profit Sharing Contributions Account. Each loan is evidenced by a promissory note. Interest is fixed throughout the maximum 60-month term of each loan at 1% per annum over the Chase Manhattan prime rate in effect at the end of the month preceding inception of the loan. All outstanding loans must be repaid in full within 90 days following a participant's termination of employment. In the event of default, the participant is deemed to have made a withdrawal of the unpaid principal balance.

(3)    INVESTMENTS

   The Plan's investments are held in a bank-administered trust fund. During 1998 and 1997, the Plan's investments appreciated in fair value (including realized and unrealized gains and losses) by $79,244 and $375,672, respectively, as follows:

                                            Net appreciation
                                            (depreciation)
                                            in fair value        Fair value at
                                            during the year      end of year
                                            ---------------      --------------
   Year ended December 31, 1998:
    Forest Oil Corporation Common Stock     $(1,020,957)          1,141,286
    Morley GIC Fund                              73,843           1,288,589
    Mutual funds:
      Janus Fund                              1,215,656           4,806,477
      Harbor International Fund                  65,385           3,607,178
      Dodge & Cox Balanced Fund                 (53,669)          2,066,650
      Heartland Value Fund                     (280,057)          2,000,605
      Pimco Total Return Fund                    (2,257)            161,878
      Chesapeake Institutional Fund              81,300             867,490
                                            ------------         -------------

                                            $    79,244          15,940,153
                                            ------------         -------------
                                            ------------         -------------

   Year ended December 31, 1997:
    Forest Oil Corporation Common Stock      $ (164,285)          2,076,156
    Morley GIC Fund                             102,428           1,397,976
    Mutual funds:
      Janus Fund                                 56,844           3,302,042
      Harbor International Fund                 268,568           3,142,775
      Dodge & Cox Balanced Fund                 187,615           1,696,533
      Heartland Value Fund                       97,411           2,007,257
      Pimco Total Return Fund                     2,553             143,264
      Chesapeake Institutional Fund            (175,462)            565,095
                                            -------------        -------------

                                               $375,672          14,331,098
                                            -------------        -------------
                                            -------------        -------------

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------

(3)    INVESTMENTS (CONTINUED)

   The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 1998 and 1997 are as follows:

                                             1998             1997
                                             ----             ----
    Forest Oil Corporation Common Stock    $1,141,286      2,076,156
    Morley GIC Fund                         1,288,589      1,397,976
    Janus Fund                              4,806,477      3,302,042
    Harbor International Fund               3,607,178      3,142,775
    Dodge & Cox Balanced Fund               2,066,650      1,696,533
    Heartland Value Fund                    2,000,605      2,007,257
    Chesapeake Institutional Fund             867,490             -


RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------

 (4)   FUNDS SUMMARY

   The changes in net assets available for plan benefits by investment option for the year ended December 31, 1998 are summarized as follows:

                                                                    Harbor   Dodge &                  Pimco    Chesapeake  Loans
                               Forest Oil                           Inter-      Cox      Heartland    Total     Institu-    to
                               Corporation    Morley     Janus     national   Balanced    Value       Return     tional    Partici-
                   Total       Common Stock   GIC Fund   Fund        Fund      Fund        Fund        Fund       Fund     pants
                   -----       ------------   --------   ------    ---------  --------   ----------  --------  ---------  ---------
NET ASSETS
AVAILABLE FOR   $ 14,638,959  2,082,578      1,395,996   3,300,716  3,142,126  1,696,380  2,004,032   143,222   565,095   308,814
PLAN BENEFITS AT
JANUARY 1, 1998

Additions:
 Contributions:
  Company            551,304     53,029         25,359     130,162    117,623     65,997    103,794     6,275    49,065       -
  Participants     1,024,755     78,895         40,689     250,053    215,981    138,187    197,743     8,901    94,306       -
 Dividend and
  interest income    647,099        800          2,308     126,894    261,164    171,463     45,208    14,064        47    25,151

Net appreciation
  (depreciation) in
  fair value of
  investments         79,244 (1,020,957)       73,843   1,215,656     65,385    (53,669)  (280,057)   (2,257)   81,300       -
                   ---------  ---------        ------   ---------    -------     ------    -------     -----    ------    -------
  Total additions  2,302,402   (888,233)       142,199   1,722,765    660,153    321,978     66,688    26,983   224,718    25,151
                   ---------  ---------        -------   ---------    -------     ------    -------     -----    ------    -------

Deductions:
 Distributions to
 participants        773,893     58,025        265,651     221,781     40,629     19,587    114,092    29,841     9,480    14,807

Change in value
 of forfeited
 contributions         8,465    (2,117)          1,363       3,452      2,808        908      1,452         4       595       -
                   ---------   -------         -------   ---------    -------      -----     ------     -----    ------    ------
   Total deductions  782,358    55,908         267,014     225,233     43,437     20,495    115,544    29,845    10,075    14,807
                   ---------   -------         -------   ---------    -------      -----     ------     -----    ------    ------
Transfers (including
  loan activity)           -     4,534          12,522       3,421   (155,159)    67,657     40,744    21,472    87,157   (82,348)
                   ---------   -------         -------   ---------    -------      -----     ------     -----    ------    ------
NET ASSETS AVAIL-
ABLE FOR PLAN BENE-
FITS AT DECEMBER
31, 1998         $16,159,003 1,142,971       1,283,703   4,801,669  3,603,683  2,065,520  1,995,920   161,832   866,895   236,810
                   --------- ---------       ---------   ---------  ---------  ---------  ---------   -------   -------   -------
                   --------- ---------       ---------   ---------  ---------  ---------  ---------   -------   -------   -------

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------

(4)    FUNDS SUMMARY, CONTINUED

   The changes in net assets available for plan benefits by investment option for the year ended December 31, 1997 are summarized as follows:

                                                                    Harbor   Dodge &                  Pimco    Chesapeake  Loans
                               Forest Oil                           Inter-      Cox      Heartland    Total     Institu-    to
                               Corporation    Morley     Janus     national   Balanced    Value       Return     tional    Partici-
                   Total       Common Stock   GIC Fund   Fund        Fund      Fund        Fund        Fund       Fund     pants
                   -----       ------------   --------   ------    ---------  --------   ----------  --------  ---------  ---------

NET ASSETS AVAIL-
ABLE FOR PLAN BENE-
FITS AT JANUARY
31, 1997        $ 13,240,539  2,822,532      1,990,815   2,728,214  2,472,363  1,370,909  1,335,336   119,623     -       400,747

Additions:
 Contributions:
  Company            452,556     48,409         23,655     110,936    109,378     58,697     88,258     4,608    8,615        -

  Participants       757,181     80,634         37,079     188,609    184,724     95,973    151,536     6,165   12,461        -
 Dividend and
 interest income   1,169,594        607          2,665     544,829    109,488    134,214    256,964    14,814   74,070     31,943

Net appreciation
 (depreciation) in
 fair value of
 investments         375,672   (164,285)       102,428      56,844    268,568    187,615     97,411     2,553 (175,462)       -
                   ---------    -------        -------      ------    -------    -------     ------     -----  -------    -------
 Total additions   2,755,003    (34,635)       165,827     901,218    672,158    476,499    594,169    28,140  (80,316)    31,943
                   ---------    -------        -------      ------    -------    -------     ------     -----  -------    -------
Deductions:
 Distributions to
 participants      1,383,655    142,902        648,882     268,415    168,932    106,801     30,554     9,203        -      7,966

 Change in value
 of forfeited
 contributions       (27,072)     4,675        (37,306)      1,367        691        223      3,236        42        -         -
                   ---------    -------        -------      ------    -------    -------     ------     -----  -------    -------

 Total deductions  1,356,583    147,577        611,576     269,782    169,623    107,024     33,790     9,245        -      7,966
                   ---------    -------        -------     -------    -------    -------     ------     -----  -------    -------

 Transfers (including
  loan activity           -    (557,742)      (149,070)    (58,934)   167,228    (44,004)   108,317     4,704  645,411   (115,910)
                   ---------    -------        -------     -------    -------    -------    -------     -----  -------    -------
NET ASSETS AVAIL-
ABLE FOR PLAN
BENEFITS AT DECEM-
BER 31, 1997     $14,638,959  2,082,578      1,395,996   3,300,716  3,142,126  1,696,380  2,004,032   143,222  565,095    308,814
                  ----------  ---------      ---------   ---------  ---------  ---------  ---------   -------  -------    -------
                  ----------  ---------      ---------   ---------  ---------  ---------  ---------   -------  -------    -------

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------

(5)    RECONCILIATION TO INTERNAL REVENUE SERVICE (IRS) FORM 5500

   Distributions payable to terminated employees are shown as a liability on IRS Form 5500. For financial statement purposes, all net assets of the Plan are considered to be available for plan benefits; therefore, distributions payable to participants are not deducted from total assets to derive net assets available for plan benefits. Correspondingly, distributions to participants include only actual amounts paid during each year for financial statement purposes. For purposes of the IRS Form 5500, distributions include amounts payable to terminated participants.

   The following is a reconciliation of net assets available for benefits as shown in the financial statements to amounts shown on Form 5500:

                                               December 31,
                                           1998          1997
                                           ----          ----
   Net assets available for plan benefits
    per the financial statements          $16,159,003   14,638,959
   Amounts allocated to withdrawing
    participants                             (240,220)    (251,592)
                                           ----------   ----------

   Net assets available for benefits
    per the Form 5500                     $15,918,783   14,387,367
                                           ----------   ----------
                                           ----------   ----------

   The following is a reconciliation of benefits paid to participants as shown in the financial statements to amounts shown on Form 5500:

                                        Year ended December 31,
                                           1998          1997
                                          ------        ------
   Benefits paid to participants and
   the change in value of forfeited
   contributions per the financial
   statements                           $ 782,358       1,356,583
   Add:  Amounts allocated to
         withdrawing participants
         at December 31, 1998 and 1997,
         respectively                     240,220         251,592
   Less:  Amounts allocated to
         withdrawing participants
         at December 31, 1997 and 1996,
         respectively                    (251,592)       (447,281)
                                          -------         -------

   Benefits paid to participants per
   the Form 5500                        $770,986        1,160,894
                                         -------        ---------
                                         -------        ---------

(6)    FEDERAL INCOME TAXES

   The IRS has issued a determination letter dated April 24, 1996 indicating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the
   Code) and that the trust is therefore exempt from federal income tax under Section 501(a) of the Code. The Plan has since been amended. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan is qualified and the related trust continues to be tax-exempt.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------

(7)    YEAR 2000

   Many computerized systems, including both hardware and software applications, use only two digits, rather than four, to record the year in a date field. These systems may recognize the year 2000, which is entered into the computer as "00," as the year 1900 or some other date, resulting in errors when the dates are used in computations and comparisons. In addition, some computerized systems do not properly perform calculations with dates beginning in 1999 because these systems use the digits "99" in date fields to represent something other than the year 1999. Such problems are known as the Year 2000 Issue. The Year 2000 Issue may manifest itself before, on, or after January 1, 2000, and the effect on operations and financial reporting may range from minor errors to catastrophic systems failure.

   The Plan is dependent on computerized systems that are susceptible to systems failures or processing errors resulting from those systems' inability to properly recognize the Year 2000 date. Systems failures or processing errors could cause a condition or event that would have a significant adverse effect on the Plan either currently or within a reasonable period of time. Failure of systems that are critical to Plan operations could result in increased administrative expenses or financial penalties for failure to be able to comply with DOL and/or IRS regulations for financial reporting.

                                                     Schedule 1

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

ASSETS HELD FOR INVESTMENT PURPOSES (FORM 5500, LINE 27A)
DECEMBER 31, 1998
---------------------------------------------------------------------

                                 Number of                    Current
Description of Investment      Shares or Units     Cost        Value
-------------------------      ---------------     ----       ---------
Forest Oil Corporation
 Common Stock*                 134,269         $2,098,299     1,141,286

GIC pooled funds -
 Morley GIC Fund                64,623          1,004,028     1,288,589

Mutual funds:
 Janus Fund                    142,837          3,388,023     4,806,477
 Harbor International Fund      98,235          2,943,646     3,607,178
 Dodge & Cox Balanced Fund      31,687          1,937,683     2,066,650
 Heartland Value Fund           68,303          2,216,561     2,000,605
 Pimco Total Return Fund        15,358            162,911       161,878
 Chesapeake Institutional Fund  47,954            944,607       867,490
                                               ----------    ----------
                                               14,695,758    15,940,153
Money market funds -
 State Street Short-Term
 Investment Funds*              13,399             13,399        13,399

Loans to participants                             236,804       236,804
                                               ----------     ----------
    TOTAL INVESTMENTS                         $14,945,961     16,190,356
                                               ----------     ----------
                                               ----------     ----------

*Denotes a party in interest.

           See accompanying Independent Auditors' Report.

                                                        Schedule 2

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

SCHEDULE OF REPORTABLE TRANSACTIONS (FORM 5500, LINE 27D)
YEAR ENDED DECEMBER 31, 1998
---------------------------------------------------------------------

                                                   Purchase    Selling        Net
Description of Asset  Description of Transaction   Price       Price          Gain (Loss)
--------------------  --------------------------   ------      ------         -----------

Forest Oil       Aggregate of 46                   477,317       397,475     (18,843)
Corporation      purchases
Common Stock*    and 31 sales

Morley GIC Fund  Aggregate of 30                   350,852       535,620       3,547
                 purchases
                 and 14 sales

Janus Fund       Aggregate of 43                 1,068,290       777,787      50,245
                 purchases and 25
                 sales

Harbor           Aggregate of 38                   717,555       320,290      13,025
International    purchases and 22
Fund             sales

Dodge & Cox      Aggregate of 28                 2,155,978     1,731,998    (182,922)
Balanced Fund    purchases and 9
                 sales

Heartland Value  Aggregate of 38                   571,449       298,090       8,260
Fund             purchases
                 and 18 sales



*Denotes a party in interest.

                        See accompanying independent auditors' report.
                                  14

EXHIBIT INDEX



Exhibit 23.  Consent of KPMG LLP.